02013803

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

REPORT OF FOREIGN ISSUER

For the month of November, 2001

Ricoh Company, Ltd.
(Kabushiki kaisha Ricoh)

15-1, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan

SIGNATURE

Pursuant to the Requirements of the Securities Exchange Act of 1934, the registrant has duty caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

Ricoh Company, Ltd.
(Kabushiki Kaisha Ricoh)

By: Tatsuo Hirakawa
Tatsuo Hirakawa
Deputy President

November 30,2001

INTERIM REPORT
on
BUSINESS PERFORMANCE FOR FY2002

April 1 - September 30, 2001

Ricoh Company, Ltd.

Interview with Top Management

The following comprises highlights of an interview with Hiroshi Hamada, chairman and chief executive officer, and Masamitsu Sakurai, president and chief operating officer, following the completion of the first half of fiscal 2002, ended September 30, 2001.

Q. Why did Ricoh perform so solidly in the first half of the year?

A. We boosted imaging equipment sales in Japan and particularly abroad. Consolidated net sales thus jumped 11.5%, to ¥820.0 billion.

Domestic sales were off 0.7%, reflecting the impact of the recession and lower sales in other businesses, notably semiconductors. On the positive side, sales of core office equipment gained 2.3% on the strength of demand for digital plain-paper copiers (PPCs), multifunctional printers (MFPs) (copiers with copying, fax, and printing capabilities), and printing systems. Overseas sales soared 31.6% on the back of solid contributions from mainline office equipment, especially digital models, and the yen's depreciation.

Operating income for the term jumped 17.1%, mainly because we increased sales of high-value-added MFPs. This offset higher expenses for personnel and research and development a rise in selling, general, and administrative costs owing to the consolidation of Lanier Worldwide. Other expenses increased. This stemmed from sluggish financial markets that caused interest income to decline and from higher interest expense to cover the consolidation of Lanier Worldwide. Still, income before income taxes advanced 13.8% year on year, to ¥52.5 billion.

These factors translated into a 10.1% improvement in net income, to ¥28.4 billion.

Interim cash dividends were unchanged from the previous corresponding period, at ¥6.00 per share.

Q. What factors were behind your overseas growth?

A. We provided multinationals with more printing solutions.

During the term, we extended our lineup of strategic products. They were very well received, particularly a new series of high-speed MFPs and midrange digital PPCs. On top of that, we won several large bulk printing solution contracts through our drive to promote printing systems among major corporate customers through our sales and service networks, which we've strengthened in recent years. We've done so well because of these endeavors and our response to a shift in demand from standalone machines toward networkable equipment, software, and services that slash the total costs of ownership and improve office productivity. On the solutions front, Lanier Worldwide has done especially well in harnessing its direct sales structure for large customers in the United States.

We plan to expand our direct sales networks globally. We'll emphasize sales of printing solutions to large multinationals.

Q: In what ways is product development meeting new requirements?

A: Our product development efforts center on leadership in digital networking and on environmental management.

To build the digitally networked office, you've got to ensure that equipment and applications from many manufacturers work seamlessly. We're using our commitments to open architectures and appliance ease concepts to ensure plug-and-play networking.

We've embodied this thinking in the Ricoh Document Highway concept, through which documents flow effortlessly through all types of network. We've harnessed the concept to develop a common software platform to link equipment and applications. We've already commercialized several products accordingly. They include the Imagio Neo series of MFPs, the IPSiO series of laser printers, and the Ridoc series of integrated document management systems. We will continue to innovate products for the Internet environment, as part of which we will help formulate new industry standards.

Also, we've developed Quick Start Up, a revolutionary energy-saving technology that conserves resources without compromising ease of use. We incorporated this technology in our popular Imagio Neo series machines, which contributed significantly to our performance in fiscal 2002. We've responded to greater environmental awareness worldwide through an environmental management approach that allows us to profit by offering more customers equipment and systems that minimize environmental impact.

Q: What are your prospects for the full year?

A: Economic and foreign exchange conditions permitting, we aim to boost net sales and net income for the eighth and 10th consecutive terms, respectively.

Our core digital copier and printing system markets are diversifying. For example, more people seek color and networkable products. They also seek offerings that help them take advantage of the Internet. At the same time, we expect purchasing demand to slide amid fears of a global recession exacerbated by the terrorist strikes in the United States. Customers will thus become even more selective, focusing on brands that can deliver the efficiency and productivity improvements they need. We seek to build corporate value by developing technologies that match market changes, enhancing our ability to propose new products and systems, creating and expanding our sales channels, and bolstering profitability.

Sales by Product Category (Consolidated)

Imaging Solutions

Digital Imaging Solutions

Sales of digital copiers rose strongly in Japan and abroad, especially for such midrange offerings as the Imagio Neo series. Overseas sales rocketed 39.1%, largely because of the contributions of Lanier Worldwide, our sales company in the United States. Digital imaging sales gained 13.4% from a year earlier.

Other Imaging Solutions

Category sales slipped 0.6%, owing to a steady shift from analog PPCs to digital PPCs and MFPs.

Network Input/Output Systems

Printing Systems

In Japan and abroad, Ricoh steadily expanded sales of printing equipment and reinforced its printing solutions. Sales of MFPs were up significantly, while demand surged for the IPSiO Color 8000, a fast, high-resolution laser printer. Sales of printing systems thus rocketed 65.3%, to ¥148.4 billion.

Other Input/Output Systems

Here, sales advanced 5.4%, to ¥19.8 billion.

Network System Solutions

This area covers such segments as PCs and useware. We reinforced our solution businesses through such offerings as the Ridoc series of document management systems, to meet demand for networks, particularly in Japan. Consequently, category sales gained 2.4%, to ¥102.9 billion.

Other Businesses

Sales of mobile phone semiconductors plunged, reflecting short-term adjustments in handset inventories. Sales of metering equipment were also slow. Thus, category sales fell 12.9%, to ¥90.5 billion.

Operating Results/ Financial Position

(Consolidated) (Billions of yen)

	Half Year ended Sept. 30, 1997	Half Year ended Sept. 30, 1998	Half Year ended Sept. 30, 1999	Half Year ended Sept. 30, 2000	Half Year ended Sept. 30, 2001
Net sales	692.1	708.4	717.5	735.3	820.0
Overseas	269.6	304.3	295.6	279.1	367.3
Income before income taxes	32.2	22.4	33.8	46.1	52.5
Interim income	13.1	12.1	20.4	25.8	28.4
Interim income per share (yen)	19.89	17.59	29.55	37.27	40.97
Total assets	1,630.4	1,681.5	1,638.3	1,566.3	1,713.0
Shareholders' equity	445.2	483.5	514.4	554.8	581.3
Equity per share (yen)	664.21	699.13	743.66	800.99	837.85
Equity ratio (%)	27.3	28.8	31.4	35.4	33.9

Note:
1. Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. Interim income per share is based on an average number of shares outstanding for each fiscal year, and equity per share is based on a total number of shares issued as of September 30 each year.

(Non-Consolidated) (Billions of yen)

	Half Year ended Sept. 30, 1997	Half Year ended Sept. 30, 1998	Half Year ended Sept. 30, 1999	Half Year ended Sept. 30, 2000	Half Year ended Sept. 30, 2001
Net sales	368.4	355.2	381.0	413.8	424.6
Export	126.4	122.2	139.2	149.2	163.1
Operating income	21.0	19.6	24.0	27.9	32.3
Interim income	11.6	9.0	14.0	12.1	18.8
Interim income per share (yen)	17.61	13.09	20.35	17.56	27.24
Total assets	755.5	770.1	787.7	784.2	808.8
Shareholders' equity	382.5	421.3	452.8	471.6	502.9
Equity per share (yen)	570.67	609.30	654.61	680.93	724.81
Equity ratio (%)	50.6	54.7	57.5	60.1	62.2

Note:
1. Interim income per share is based on an average number of shares outstanding for each fiscal year, and equity per share is based on a total number of shares issued as of September 30 each year.
2. The Company applied tax effect accounting from the first half year ended September 30, 1999.

Balance Sheets (Consolidated)

September 30, 2001 and March 31, 2001

Assets

(Millions of yen)

	September 30, 2001	March 31, 2001	Change
Current Assets			
Cash and time deposits	76,219	75,644	+575
Trade receivables	404,813	410,861	-6,048
Marketable securities	78,787	62,213	+16,574
Inventories	163,707	176,383	-12,676
Other current assets	48,652	54,306	-5,654
Total Current Assets	772,178	779,407	-7,229
Fixed Assets			
Tangible fixed assets	265,300	267,249	-1,949
Finance receivable	440,271	428,790	+11,481
Other Investments	235,293	229,345	+5,948
Total Fixed Assets	940,864	925,384	+15,480
Total Assets	1,713,042	1,704,791	+8,251
Note:			
Contents of cash and time deposits:			
Cash and cash equivalents	60,452	64,457	-4,005
Time deposits	15,767	11,187	+4,580

Liabilities and Shareholders' Investment

(Millions of yen)

	September 30, 2001	March 31, 2001	Change
Current Liabilities			
Trade payables	270,659	291,791	-21,132
Short-term borrowings	288,531	321,185	-32,654
Other current liabilities	149,513	166,460	-16,947
Total Current Liabilities	708,703	779,436	-70,733
Fixed Liabilities			
Long-term indebtedness	260,127	217,743	+42,384
Retirement benefit obligation	88,038	82,828	+5,210
Other fixed liabilities	25,466	20,625	+4,841
Total Fixed Liabilities	373,631	321,196	+52,435
Total Liabilities	1,082,334	1,100,632	-18,298
Minority Interest	49,344	47,431	+1,913
Shareholders' Investment			
Common stock	103,948	103,434	+514
Additional paid-in capital	155,149	154,635	+514
Retained earnings	356,699	332,447	+24,252
Accumulated other comprehensive income	-34,432	-33,788	-644
Total Shareholders' Investment	581,364	556,728	+24,636
Total Liabilities and Shareholders' Investment	1,713,042	1,704,791	+8,251
Note:			
Contents of other comprehensive income;			
Net unrealized holding gains on available-for-sale securities	9,503	11,332	-1,829
Pension liability adjustments	-23,579	-23,579	-
Net unrealized holding gains on derivative transaction	362	-	+362
Cumulative translation adjustments	-20,718	-21,541	+823

Shareholder's equity and Return on Equity

At the end of the first half of fiscal 2002, shareholder's equity increased ¥24.6 billion, or 4.4%, from the close of the previous corresponding period. At the same time, return on equity expanded 0.3 percentage point.

First Half Returns on Equity

1H FY00	1H FY01	1H FY02
4.1%	4.7%	5.0%

Reference: Exchange rate	September 30, '01	March 31, '01
US$ 1	¥119.40	¥123.90
EURO 1	¥109.30	¥109.33

Statement of Income (Consolidated)

For the half years ended September 30, 2000 and 2001, and year ended March 31, 2001. (Millions of yen)

	Half year ended September 30, '01	Half Year ended September 30, '00	Change(%)		Year ended March 31, '01
Net sales	820,087	735,303	+84,784	11.5	1,538,262
Cost of sales	478,191	441,274	+36,917	8.4	924,893
Percentage of net sales (%)	*58.3*	*60.0*			*60.1*
Gross Profit	341,896	294,029	+47,867	16.3	613,369
Percentage of net sales (%)	*41.7*	*40.0*			*39.9*
Selling, general and administrative expenses	281,992	242,888	+39,104	16.1	508,264
Percentage of net sales (%)	*34.4*	*33.0*			*33.1*
Operating income	59,904	51,141	+8,763	17.1	105,105
Percentage of net sales (%)	*7.3*	*7.0*			*6.8*
Other (income) expense					
Interest and dividend income	2,896	4,835	-1,939	-40.1	8,045
Percentage of net sales (%)	*0.4*	*0.6*			*0.5*
Interest expense	4,562	2,830	+1,732	61.2	7,787
Percentage of net sales (%)	*0.6*	*0.4*			*0.5*
Other, net	5,714	6,975	-1,261	-18.1	7,598
Percentage of net sales (%)	*0.7*	*0.9*			*0.4*
Income before income taxes, equity income and minority interests	52,524	46,171	+6,353	13.8	97,765
Percentage of net sales (%)	*6.4*	*6.3*			*6.4*
Provision for income taxes	23,519	19,834	+3,685	18.6	43,512
Percentage of net sales (%)	*2.8*	*2.7*			*2.8*
Minority interests in earnings of subsidiaries	1,613	1,779	-166	-9.3	3,123
Percentage of net sales (%)	*0.2*	*0.2*			*0.2*
Equity in earnings of affiliates	1,016	1,250	-234	-18.7	2,098
Percentage of net sales (%)	*0.1*	*0.1*			*0.1*
Interim (net) income	28,408	25,808	+2,600	10.1	53,228
Percentage of net sales (%)	*3.5*	*3.5*			*3.5*

Reference:

(Billions of yen)

R&D Expenditure	39.9	38.2	+1.7	4.6
(Percentage of net sales %)	(4.9%)	(5.2%)		

Sales Impact of Currency Fluctuations

Domestic sales were down slightly. In contrast, sales soared overseas. This was admittedly partly because of a lower yen. After excluding the currency impact, however, overseas sales still gained 19.8%. Growth was particularly high in the United States.

	1H FY02 (Billions of yen)	1H FY01 (Billions of yen)	Percentage change	*Percentage change excluding currency impact
Japan	452.7	456.1	-0.7%	-0.7%
Overseas	367.3	279.1	31.6%	19.8%
Total	820.0	735.3	11.5%	7.0%

*Value calculated based on the same currency rate as fiscal 2000 interim period.

Average currency rates during term

	1H FY02	1H FY01
US$1 =	¥122.16	¥107.23
1 EURO=	¥107.79	¥98.63

Balance Sheets (Nonconsolidated)

September 30, 2001 and March 31, 2001

Assets

(Millions of yen)

	September 30, 2001	March 31, 2001	Change
Current Assets			
Cash on hand and in banks	4,581	3,987	+594
Notes receivable-trade	9,589	13,133	-3,544
Accounts receivable-trade	155,578	178,930	-23,352
Marketable securities	101,685	80,314	+21,371
Inventories	46,479	47,729	-1,250
Accounts receivable-other	117,165	120,254	-3,089
Other current assets	21,743	41,669	-19,926
Allowance for doubtful accounts	-1,446	-1,222	-224
Total Current Assets	455,376	484,797	-29,421
Fixed Assets			
Tangible Fixed Assets			
Buildings	45,196	46,005	-809
Machinery and equipment	20,011	21,160	-1,149
Land	24,476	24,404	+72
Other fixed assets	25,145	22,722	+2,423
Total Tangible Fixed Assets	114,829	114,293	+536
Total Intangible Fixed Assets	16,659	14,092	+2,567
Investments and Other Assets			
Investment securities	156,782	165,260	-8,478
Other investments	67,691	47,654	+20,037
Allowance for doubtful accounts	-2,492	-1,980	-512
Total Investments and Other Assets	221,981	210,934	+11,047
Total Fixed Assets	353,470	339,321	+14,149
Total Assets	808,847	824,119	-15,272

September 30, 2001 and March 31, 2001

Liabilities (Millions of yen)

	September 30, 2001	March 31, 2001	Change
Current Liabilities			
Notes payable-trade	7,911	7,444	+467
Accounts payable-trade	87,994	109,796	-21,802
Convertible bonds maturing within one year	33,037	34,062	-1,025
Accounts payable-other	6,585	8,370	-1,785
Accrued corporate tax	13,509	18,891	-5,382
Accrued expenses	38,511	39,204	-693
Accrued bonuses	16,473	16,825	-352
Warranty reserve	399	577	-178
Other current Liabilities	4,316	4,301	+15
Total Current Liabilities	208,738	239,473	-30,735
Fixed Liabilities			
Bonds	40,000	40,000	-
Convertible bonds	29,886	29,889	-3
Retirement benefit obligation	26,525	24,850	+1,675
Reserve for directors' retirement allowances	767	730	+37
Total Fixed Liabilities	97,179	95,469	+1,710
Total Liabilities	305,917	334,942	-29,025

Shareholders' Equity (Millions of yen)

	September 30, 2001	March 31, 2001	Change
Common Stock	103,948	103,433	+515
Additional paid-in-capital	144,748	144,235	+513
Legal reserve	14,955	14,523	+432
Retained earnings	236,833	222,693	+14,140
Voluntary reserves	213,132	188,108	+25,024
Unappropriated retained earnings	23,701	34,585	-10,884
Unrealized holding gains on available-for-sale securities	2,444	4,290	-1,846
Total Shareholders' Equity	502,929	489,176	+13,753
Total Liabilities and Shareholders' Equity	808,847	824,119	-15,272

Statement of Income (Nonconsolidated)

For the half years ended September 30, 2000 and 2001, and year ended March 31, 2001 (Millions of yen)

	Half year ended September 30, '01	Half Year ended September 30, '00	Change(%)		Year ended March 31, '01
Net sales	424,689	413,889	+10,800	2.6	855,499
Cost of sales	293,250	293,178	+72	0.0	608,334
Percentage of net sales (%)	*69.1*	*70.8*			*71.1*
Gross profit	131,439	120,710	+10,729	8.9	247,165
Percentage of net sales (%)	*30.9*	*29.2*			*28.9*
Selling, general and administrative expenses	98,854	90,459	+8,395	9.3	186,510
Percentage of net sales (%)	*23.3*	*21.9*			*21.8*
Operating income	32,585	30,251	+2,334	7.7	60,654
Percentage of net sales (%)	*7.6*	*7.3*			*7.1*
Non-operating income	8,845	7,242	+1,603	22.1	19,711
Percentage of net sales (%)	*2.1*	*1.8*			*2.3*
Non-operating expenses	9,066	9,541	-475	-5.0	14,394
Percentage of net sales (%)	*2.1*	*2.3*			*1.7*
Ordinary income	32,363	27,952	+4,411	15.8	65,971
Percentage of net sales (%)	*7.6*	*6.8*			*7.7*
Extraordinary income	-	13,959	-13,959	-	13,959
Percentage of net sales (%)	-	*3.3*			*1.6*
Extraordinary expenses	-	20,813	-20,813	-	20,813
Percentage of net sales (%)	-	*5.0*			*2.4*
Income before income taxes	32,363	21,097	+11,266	53.4	59,117
Percentage of net sales (%)	*7.6*	*5.1*			*6.9*
Provision for income taxes	14,000	14,800	-800	-5.4	32,700
Percentage of net sales (%)	*3.3*	*3.6*			3.8
Corporate and other tax adjustments	-524	-5,864	+5,340	-91.1	-7,987
Percentage of net sales (%)	*-0.1*	*-1.4*			*-0.9*
Interim (net) income	18,887	12,161	+6,726	55.3	34,404
Percentage of net sales (%)	*4.4*	*2.9*			*4.0*
Retained earnings at beginning of year					
Beginning balance	4,809	4,668	+141		4,668
Reversal of reserve for social contribution	4	38	-34		83
Interim dividends	-	-			4,156
Transfer to legal reserve	-	-			415
Retained earnings at end of half year (year)	23,701	16,869	+6,832		34,585

Reference:

(Billions of yen)

R&D Expenditure	37.1	35.8	+1.3	3.5%
(Percentage of net sales %)	(8.7%)	(8.7%)		

Shareholder's Equity (as of September 30, 2001)

Total number of authorized shares......................	1,000,000,000
Total number of issued stock..............................	693,874,541
Number of shareholders......................................	48,063
Number of round-lot shares.................................	1,000

- Major shareholders (Top ten)

Name of major shareholder	**Number of shares held (in thousands of shares)**	**Share holding ratio**
Japan Trustee Services Bank, Ltd. (Trust Account)	62,210	8.96
Nippon Life Insurance Company	38,275	5.51
The Mitsubishi Trust & Banking Corporation (Trust Account)	32,510	4.68
The Toyo Trust and Banking Co., Ltd. (Trust Account A)	23,084	3.32
The Fuji Bank, Ltd.	21,546	3.10
The Tokyo Mitsubishi Bank, Ltd.	21,545	3.10
The Tokai Bank, Ltd.	21,545	3.10
NIPPONKOA Insurance Co., Ltd.	19,015	2.74
Asahi Mutual Life Insurance Company	16,021	2.30
The New Technology Development Foundation	15,636	2.25

*In addition to the above, there are 1,000,000 shares (0.14%) in a retirement benefits trust established with the NIPPONKOA Insurance Co., Ltd., although that institution reserves voting rights in keeping with the trust contract.

Senior Management (as of November 1, 2001)

Board of Directors

Chairman and Chief Executive Officer	Hiroshi Hamada
President and Chief Operating Officer	Masamitsu Sakurai
Deputy President	Haruo Kamimoto*
Deputy President	Tatsuo Hirakawa*
Executive Managing Director	Naoto Shibata*
Executive Managing Director	Koichi Endo*
Managing Director	Masami Takeiri*
Managing Director	Makoto Hashimoto*
Managing Director	Masayuki Matsumoto*
Director	Josei Itoh
Director	Nobuo Mii

*Concurrently serving as Executive Vice President

Corporate Auditors

Corporate Auditor (Full-time)	Hisaaki Koga
Corporate Auditor (Full-time)	Hideyuki Takamatsu
Corporate Auditor	Kenji Matsuishi
Corporate Auditor	Takehiko Wada

Executive Officers

Executive Vice President	Hisao Yuasa
Executive Vice President	Katsumi Yoshida
Senior Vice President	Terumoto Nonaka
Senior Vice President	Kiyoshi Sakai
Senior Vice President	Tadatoshi Sakamaki
Senior Vice President	Takashi Nakamura
Senior Vice President	Kenji Hatanaka
Senior Vice President	Etsuo Kobayashi
Senior Vice President	Hiroshi Tategami
Senior Vice President	Hideko Kunii
Senior Vice President	Kunio Taniguchi
Senior Vice President	Shiroh Kondoh
Senior Vice President	Zenji Miura

Group Executive Officers

Senior Vice President	Shuichiro Haba
Senior Vice President	Itsuo Kawaji
Senior Vice President	Keiji Sugita
Senior Vice President	Peter E. Hart
Senior Vice President	Yuji Inoue
Senior Vice President	Kazuo Togashi
Senior Vice President	Masami Yoneyama
Senior Vice President	Kazunori Azuma
Senior Vice President	Bernard Decugis
Senior Vice President	Jim Ivy

Notice: Mr. Kenji Matsuishi and Mr. Takehiko Wada are outside auditors provided for in Paragraph 1, section 18 of the Special Law for Partial Amendment to the Commercial Code.

Asahi Audit Corporation 1-2, Tsukudo-cho, Shinjuku-ku, Tokyo

Profile of the company (as of September 30, 2001)

Name of company:	RICOH COMPANY, LTD.
Address of head office:	3-6, Nakamagome 1-chome, Ohta-ku, Tokyo, 143-8555, Japan Telephone: 03-3777-8111
Date of establishment:	February 6, 1936
Capital:	103,948,496,527yen
Stock exchange on which company stock is listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Frankfurt, and Paris
Number of employees:	11,965

On our website, we are also disclosing our financial performance in flash reports and annual reports. Please visit us at **http://www.ricoh.co.jp/**